Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

July 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

A copy of Aegon’s press release, dated May 15, 2014 reflecting some minor adjustments, is included as an exhibit and incorporated herein by reference. The press release, as included in the exhibit, reflects some minor adjustments to the press release as referred to in Aegon’s Report on Form 6-K furnished to the SEC on May 15, 2014, regarding Aegon’s release of its Q1 2014 results, which are made in connection with the Form F-3 filed at the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: July 1, 2014	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Senior Vice President and Corporate Controller